EXECUTION COPY



PE 8-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

HANARO TELECOM, INC.
(Name of the Registrant)

Kukje Electronics Center Bldg., 24th Floor
Seocho-dong 1445-3, Seocho-ku
Seoul, Korea 137-728
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _√_ Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No _√_

Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K, (a) a notice filed with KOSDAQ and the Financial Supervisory Commission of Korea on August 26, 2002, regarding the adjustment to the exercise price of warrants attached to the US$100 million zero coupon bonds due 2007; and (b) an English summary of such notice.

신주인수권행사가액의 조정

구 분	내 용			
1. 조정에 관한 사항	회차	사채의 종류	조정전 행사가액(원)	조정후 행사가액(원)
	18	해외신주사채	5,977	5,000
2. 조정후 행사가액의 산정방식	(A) ① 직전 1개월 거래량 가중평균 종가 ② 직전 1주일 가중평균 종가 , ③ 행사가격 조정일 전일 종가 등 세 가격의 산술평균 (B) 행사가격 조정일 전일 종가(2002. 8.23) (A), (B)중 높은 가액, 단, (A), (B)중 높은 가액이 5,000원 미만일 경우에는 5,000원으로 행사가액 조정			
3. 조정방법	위의 산식에 따라 산출된 가액이 조정전 행사가액보다 낮은 경우, 위의 산식에 따라 산출된 가액을 새로운 행사가격으로 하되, 높은 가액이 5,000원 미만일 경우에는 5,000원으로 행사가액 조정			
4. 조정사유	신주인수권부사채 발행계약시의 발행조건에 따름 - 시가하락 (계약서상 re-fixing 조건 해당)			
5. 조정가 적용일	2002년 08월 26일			
6. 행사가액 조정후 행사가능 주식수 증가율(%)	19.54			
7. 이사회결의일	-			
- 사외이사 참석여부	참석(명)	-	불참(명)	-
- 감사 참석여부	불참			
8. 공고예정일	2002년 08월 26일			
9. 기타	관련공시일 : 2002년 2월 22일, 2002년 5월 27일			

[English Summary]

Hanaro Telecom, Inc.

Adjustment to the Exercise Price of Warrants attached to US$100 million Zero Coupon Bonds due 2007

1. Adjustment

- From KRW 5,977/share to KRW 5,000/share
- Effective date: August 26, 2002

2. Calculation of adjusted price

- The higher of (A) and (B), however, in the event that the higher of (A) and (B) is less than KRW 5,000, the new exercise price shall be adjusted to KRW 5,000.

(A) the mean of (i) the weighted average closing price of the shares one month before the adjustment, (ii) the weighted average closing price of the shares one week before the adjustment and (iii) the closing price of the shares one day before the adjustment (August 23, 2002).

(B) The closing price of the shares one day before the adjustment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hanaro Telecom, Inc.

Date: August 26, 2002

By: /s/ Kyu June Hwang
Name: Kyu June Hwang
Title: Managing Director